Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 O
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

07024614

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

SUPPL

Date: 15.06.07

Trade subject to notification – Medicult

Orkla ASA acquired yesterday 2 700 000 shares in a right issue in Medicult. This represents 9.77 % of the share capital.

B

dw 6/20

END